UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53614
CUSIP NUMBER:	09641Q 108

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

BLUFOREST INC.
Full Name of Registrant

Former Name if Applicable

Ave. Republica del Salvador y Shyris Edificio Onix piso 10-C
Address of Principal Executive Office (Street and Number)

Quito, Ecuador
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine months ended September 30, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel, due to a change in management of the Company.  We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of November 14, 2012.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Charles Miller	593	937-62435
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Loss from continuing operations during the three and nine month periods ended September 30, 2012 are expected to total $720,824 and $76,700,545 respectively.  As a result of a change in business effected during the quarter ended March 31, 2012, there are no comparative figures to report on continuing operations for the respective three and nine month periods ended September 30, 2011.  The operating loss for the nine months ended September 30, 2012 consists of a loss on impairment of intangible assets totaling  $75,000,000,  consulting fees of $1,338,956,  professional fees of $150,757,   general and administrative expenses of $210,324 and depreciation of $508.  Other expenses recorded in the nine month period ended September 30, 2012  include a loss on the issuance of shares to settle debt totaling $199,940,000 and interest expenses of $22,432 for a loss of $276,662,977 before discontinued operations.  Losses from discontinued operations in the period total $2,004 and $665,214 as at the three months ended September 30, 2012 and  2011, respectively, and $25,014 and $1,027,962 as at the nine months ended September 30, 2012 and 2011 respectively.  The Company expects to record a net loss for the three and nine months ended September 30, 2012 of $730,616 (2011 – $665,214) and $276,687,991 (2011- $1,027,962) respectively.

BLUFOREST INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2012	By:	/s/ Charles Miller
		Name:	Charles Miller
		Title:	Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).